PASSIONATE PET, INC.
18871 Teller Avenue
Irvine, California 92612
 Telephone 949-851-0777

February 11, 2011

Via EDGAR

United States Securities and Exchange Commission
Washington D.C. 20549

Attention:  Ronald E Alper, Lilyanne Peyser and H. Christopher Owings.

RE:	Passionate Pet, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed February 11, 2011 File Number: 333-171041

To Whom It May Concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of its Registration Statement on Form S-1/A3 to 5:00 (Eastern Standard Time) on February 11, 2011 or as soon thereafter as is practicable.

In connection with the Company's request for acceleration of the effective date of its Registration Statement on Form S-1, the Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing     effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

Very Truly Yours,

Passionate Pet, Inc.

/s/ John Dunn
President, Flameret, Inc. Chief Executive Officer, Chief Financial Officer, President, Secretary, and Director Principal Executive Officer and (Principal Accounting Officer)

Based on the Company’s amendments to its S-1/A filing dated February 10, 2011, and the Company’s responses to the Staff’s comment letters, the Company believes that it has completed its response to the Commissions comments.  Please review this letter and the submissions as stated and advise whether comments will be closed.

Sincerely,

/s/ John Dunn
John Dunn
Chief Executive Officer